April 22, 2022

Division of Corporate Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn: Christina Chalk

Re:	Kyto Technology & Life Science, Inc.

Schedule TO-1 filed April 1, 2022

File Number 5-80125

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the April 12, 2022 letter regarding the above-referenced Schedule TO-1 (the “Tender Offer”) of Kyto Technology and Life Sciences, Inc. (the “Company”, “we,” “our,” or “us”) submitted on April 1, 2022. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is submitting via EDGAR an amended Schedule SC TO-I, responding to the Staff’s comments and including certain other revisions and updates.

Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Our responses are as follows:

Schedule TO-I Filed April 1, 2022

Summary of Terms, page 1

1.	We note the disclosure that all tendering holders must submit an Accredited Investor Questionnaire with their tendered Original Warrants. Please explain supplementally, with a view to revised disclosure, how this complies with your obligation to extend the Exercise Offer to all holders of Original Warrants under Rule 13e-4(f)(8)(i).

Comment Response: The Tender Offer has been revised to reflect that the ability to tender Original Warrants is not conditioned on Accredited Investor status, but that Accredited Investor Questionnaires are used by the Company for internal record keeping with respect to reporting requirements.

How to Participate in the Exercise Offer, page 2

2.	On the cover page and elsewhere in the offer materials, you state that the number of common shares underlying the Amended Warrants is equal to three times the number of common shares underlying the Original Warrants. However, in other places in the offer materials, including here, you state that the number of underlying common shares is one and half times the number underlying the Original Warrants. Please revise generally to clarify the correct number .

Comment Response: The correct number is three. The Tender Offer has been revised to reflect this number.

Resales of Warrant Shares, page 3

3.	Clarify how the disclosure here is consistent with the fact that the Company’s common shares are not publicly traded and that you do not intend to list the Original Warrants or the Amended Warrants for trading on any exchange or market. This disclosure is confusing because, with respect to the Amended Warrants, it appears that tendering Original Warrant holders will never receive Amended Warrants, but rather, will receive underlying common shares pursuant to their exercise of the new securities, which will expire at the expiration of the Exercise Offer. Please revise or advise.

Comment Response: The Company’s common shares have been publicly traded on the OTCQB. The Original Warrants and Amended Warrants and common shares issuable thereunder are restricted securities. Regarding treatment of the Amended Warrants, clarifying language has been added to the Summary of Terms, “Terms of Amended Warrants”, to clarify that the Acknowledgements and Representations and Warranties contains the specific amendments to the Original Warrants (in Section (3)) and constitutes, together with the Original Warrant, the Amended Warrant. By the terms of the offering, if any Original Warrants are tendered and the offering closes, and the Amended Warrant is exercised and cancelled, the common shares will be issued simultaneously.

Risk Factors, page 6

4.	See our comments below. Please expand the Risk Factors section to address the uncertainties about the Company’s status as an investment company, the risks that it is operating as such without a valid exemption and the risks associated with its attempt to register KI Investments as a business development company (“BDC”). In addition, discuss the impact of the Company’s transition on its existing Exchange Act registration.

Comment Response: The Tender Offer has been revised to clarify the Company’s belief that it would be an investment company but for the exemption provided by Section 3(c)(1) of the Investment Company Act and the risks which might arise should its belief be successfully challenged or its registration under the Investment Company Act and election as a business development company be unsuccessful

A substantial number of shares of our common stock may be sold in the Exercise Offer..., page 7

5.	Clarify how the disclosure here is consistent with the fact that the Company’s common shares are not publicly traded.

Comment Response: The Company’s shares are publicly traded on the OTCQB, but trading is almost non-existent. The exercise of the Amended Warrants will increase the number of common shares outstanding which may decrease the price of outstanding common stock.

Although we intend to list our common stock on a national securities exchange, such as NASDAQ or NYSE, page 7

6.	The heading of this Risk Factor subsection is confusing because it appears inconsistent with the disclosure that follows that states that the Company does not qualify for such listing. In addition, it is not clear how it is consistent with the disclosure elsewhere in the offer materials that the Company is in the process of converting to an investment company or a business development corporation. Please revise to remove the implication that you are listing on a national exchange.

Comment Response: The Tender Offer has been revised to clarify that the Company has not made a decision with respect to seeking such listing and avoid any implication that it is seeking listing on a national exchange.

Section 1. Forward-Looking Statements, page 8

7.	The safe harbor provisions of the Private Securities Litigation Reform Act do not apply to statements made in connection with a tender offer. Therefore, please remove all references to the Reform Act, or clarify that the statements made in the offer materials are not subject to its safe harbor for forward-looking statements.

Comment Response: The Tender Offer has been revised to remove this reference.

Section 3. Eligible Original Warrants, page 8

8.	Disclose earlier in the Offer to Exercise that the Original Warrants will expire in August 2022, including in the Summary Term Sheet.

Comment Response: The Tender Offer has been revised to indicate in the Summary Term sheet that the Original Warrants are set to expire by their terms in August 2022.

Section 5. Terms of Amended Warrants, page 9

9.	Revise to clarify that only tendered Original Warrants will expire on the Expiration Date of this Offer and that non-tendered Original Warrants will remain outstanding and subject to their original terms.

Comment Response: The Tender Offer has been revised to clarify that only the tendered Original Warrants will expire on the Expiration Date indicated in the Tender Offer and the non-tendered Original Warrants will expire subject to their own terms.

Section 6. Condition to the Exercise Offer, page 9

10.	You appear to be conditioning the Exercise Offer on satisfactory responses to the Accredited Investor Questionnaire by reserving the right to cancel the Exercise Offer “if we determine, after reviewing the representations and warranties and Accredited Investor Questionnaires of all participating warrant holders, that a valid exemption is not available from the registration requirements of applicable federal and/or state securities laws.” However, the registration requirements of Section 5 of the Securities Act extend to both the offer and the sale of securities, which may mean that Section 5 would be implicated before the issuance of securities pursuant to this Offer. In addition, elsewhere in the offer materials, you state that qualifying as an accredited investor is not necessarily required to participate in the Exercise Offer. Please revise or advise.

Comment Response: The offer is not conditioned on qualification as an accredited investor. The Tender Offer has been revised to clarify.

11.	Under the all-holders requirements of Rule 13e-4(f)(8)(i), the Offer to Exercise must be open to all holders of Original Warrants. Please revise the language in the first sentence on page 10 accordingly.

Comment Response: Section 3 of the Description of Exercise Offer has been revised to clarify that all Original Warrants are subject to the Exercise Offer.

Section 10. Withdrawal Rights, page 11

12.	See our comment above. Tendering holders of Original Warrants must be permitted to withdraw their tenders and receive their Original Warrants back. The disclosure here speaks only to a refund of the exercise price in connection with the tender. It is not clear how issuing the common shares underlying the Amended Warrants while this Offer to Exercise remains open in consistent with the withdrawal rights provisions of Rule 13e-4 that your undertaking to cancel the Offer if you cannot identify a valid exemption as to each tendering holder.

Comment Response: We have updated the disclosure in response to this comment to make clear that tendering holders of Original Warrants will be permitted to withdraw their tenders and receive their Original Warrants back.

Section 12. Trading Market of Original Warrants, Amended Warrants and Common Stock, page 11

13.	Revise to include recent trading prices of the common shares on the OTCQB.

Comment Response: We have updated the disclosure in response to this comment.

Financial Information, page 12

14.	Revise to include the pro forma financial information required by Item 1010(b) of Regulation M-A. The financial information that appears under “Accounting Consequences of the Exercise Offer” does not appear include all of the information required by that Item.

Comment Response: We have updated the disclosure in response to this comment to include the information required by Item 1010(b) of Regulation M-A.

Interests of Directors and Executive Officers in the Exercise Offer, page 13

15.	The disclosure here that directors and executive officers do not hold Original Warrants contradicts the disclosure on page 4 in the Summary Terms Sheet, which states that some do hold Original Warrants and may participate in the Exercise Offer. Please revise.

Comment Response: This reference has been removed. The directors and officers do not hold Original Warrants.

Tax Treatment of Exercise Offer, page 14

16.	We note the disclosure here that you have chosen to treat the amendment of the Original Warrants and the exercise of the Amended Warrants as two separate events for U.S. tax purposes. However, as we understand your disclosure, tendering holders of Original Warrants will never receive Amended Warrants and will instead receive only underlying common shares in the Offer when they tender and pay their exercise fees. Discuss how this fact was considered in reaching your determination of the appropriate tax treatment of the Exercise Offer.

Comment Response: Based upon the limited U.S. federal income tax authorities applicable to the Offer to Amend and Exercise, it is not clear whether the amendment of the Original Warrants and exercise, by the holders thereof, of the Amended Warrants would be characterized for U.S. federal income tax purposes as two separate transactions consisting of: (i) the deemed exchange of Original Warrants for Amended Warrants, followed by (ii) the separate exercise of the Amended Warrants, or whether such transactions would be treated as the receipt by holders of shares of Company common stock in exchange for their Original Warrants in a single transaction. Applicable precedent we have found takes the same position as taken here.

See,e.g.,	Offer to Amend and Exercise, Innovate Biopharmaceuticals, Inc.
Schedule to Tender Offer Statement, Monster Digital, Inc.

Section 20. Fees and Expenses, page 15

17.	Disclose the fees and expenses incurred in making the Exercise Offer. See Item 9 of Schedule TO and Item 1009 of Regulation M-A.

Comment Response: In response to this comment, we have disclosed the fees and expenses incurred in marking the Exercise Offer as required under Item 9 of Schedule TO and Item 1009 of Regulation M-A.

Section 22. Additional Information, page 15

18.	You reference a Form 10-K filed on August 10, 2022, as amended on August 12, 2022. Since those are future dates, these appear to be typographical errors. Please correct.

Comment Response: The dates have been corrected.

General

19.	In your response letter, identify the specific exemption from Section 5 of the Securities Act you are relying on for both the offer and issuance of the Amended Warrants, and the offer and issuance of the common shares underlying the Amended Warrants. In addition, describe the facts that you believe support your reliance on any exemption claimed for both the offer and issuance of each such security.

Comment Response: We are relying on Rule 506(b) of Regulation D as a safe harbor to the exemption afforded by Section 4(a)(2) of the Securities Act (15 U.S.C. 77d(a)(2)). Not only does the Company have a pre-existing relationship with the Original Warrant Holders, the Company maintains a ledger of Original Warrant Holders and no transfers of the Original Warrants have occurred. As a result, the Company is confident that the offer will be limited to twenty seven (27) existing security holders. At the time the existing security holders obtained the Original Warrants they certified to the Company of their accredited investor status. Even if all of these holders are no longer accredited investors, we would still be within the thirty five non accredited investor threshold as set forth in Rule 506(b) of Regulation D.

20.	See our comment immediately above. To the extent that any exemption claimed relies upon the accredited status of Original Warrant Holders, please explain how you will determine the accredited status of investors in a manner consistent with the exemption claimed and in a timely manner, in order to comply with your prompt payment obligation in this exchange offer and consistent with the requirements of the exemption claimed.

Comment Response: Given our relationship with the investors we expect all investors to continue to be accredited. However, we plan to circulate an accredited investor questionnaires in connection with the offer to confirm. Given the small number of existing holders we do not foresee any problems meeting our prompt payment obligation while at the same time verifying accredited investor status. Notwithstanding the foregoing, in the event we don’t receive the accredited investor questionnaires we will assume such person is not accredited but there are only 27 existing holders so we would still be able to rule on Rule 506(b) of Regulation D.

21.	We note the disclosure in your Form 10-Q filed on February 22, 2022, that the Company determined that it was an investment company as of March 2020 and that it formed a new entity, KI Investments, Inc. seeking to be regulated as a BDC. Revise the disclosure throughout the Offer to Exercise, including the Risk Factors section, to address the significant risks associated with the uncertainty surrounding the Company’s status as an unregistered investment company for over two years, including but not limited to, the following:

●	Disclosure that explains any and all of the Investment Company Act exemption(s) on which it currently relies (and has relied, if different at any time) and the basis for the reliance on any exemptions claimed;
●	The risk that the Company has incorrectly concluded that it may rely on such Investment Company Act exemption(s);
●	The risk that the Company has been operating for a significant period of time without complying with the requirements of the Investment Company Act of 1940 and without a valid exemption from being required to do so, and the potential impact on the Company;
●	The fact that you currently contemplate that the Company will merge into a new entity, KI Investments and how that will impact the Company’s existing security holders, including those who participate in the Exercise Offer and receive common shares and those who opt to retain their Original Warrants;
●	The potential impact of your inability to register KI Investments as a BDC as currently contemplated;
●	How any conversion into a BDC or other investment company will impact the Company’s registration under the Exchange Act, its future operations and the transferability of its common and other shares.

Comment Response: The Tender Offer has been revised as noted above in the Comment Response to Comment #4 and to address the questions above. Note that the final structure of the transaction may be modified to assure compliance with Sections 55 through 65 of the Investment Company Act and may be subject to further approval of the investors. Please also note that the original draft filing by Kyto Investments, Inc. with the SEC was made in November 2020.

22.	We note that under Rule 13e-4(f)(2), the Company must permit tendered Original Warrants to be withdrawn. However, it appears that you are requiring tendering security holders to pay the exercise price of the Amended Warrants with their tenders and will issue common shares underlying the Amended Warrants before the expiration date of this Offer. Please explain how this is consistent with the requirement to provide withdrawal rights under Rule 13e-4(f)(2).

Comment Response: The Tender Offer has been revised to clarify that the Common Shares will be issued only after the Expiration Date and that tendering Original Warrant holders may withdraw at any time prior to the Expiration Date and receive their Original Warrants.

We believe this should address all questions raised by the letter. Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact us.

Respectfully submitted,

/s/ Paul M. Russo

Paul M. Russo, CEO